Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
June 30, 2015

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2015	2014
	$	$

Assets

Current assets
Cash and cash equivalents	16,235	47,425
Accounts and other receivables	36,168	40,617
Inventories (note 3)	83,514	89,216
Prepaid expenses	15,996	12,768

	151,913	190,026

Property, plant and equipment	216,698	192,606
Intangible assets	34,597	37,157
Other assets	354	323

	403,562	420,112

Liabilities

Current liabilities
Accounts payable and accrued liabilities	36,334	54,204
Financial liabilities – borrowings (note 5)	1,449	1,362
Reforestation obligations	4,529	4,529

	42,312	60,095

Financial liabilities – borrowings (note 5)	287,160	262,399
Asset retirement obligations	2,028	2,004
Other obligations	23	23
Reforestation obligations	12,362	10,045
Deferred income taxes	12,516	13,189
Post-employment benefit obligation	2,582	2,926

	358,983	350,681

Shareholder’s equity

Share capital	65,500	65,500
(Deficit) retained earnings	(20,921)	3,931

	44,579	69,431

	403,562	420,112

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the six months ended June 30, 2015 and 2014
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2013	65,500	12,817	78,317

Net income for the period	-	9,956	9,956

Dividends	-	(1,500)	(1,500)

Balance – June 30, 2014	65,500	21,273	86,773

Balance – December 31, 2014	65,500	3,931	69,431
Net loss for the period	-	(24,102)	(24,102)

Dividends	-	(750)	(750)

Balance – June 30, 2015	65,500	(20,921)	44,579

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net (Loss) Income and Comprehensive (Loss) Income
For the three and six months ended June 30, 2015 and 2014
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue	104,880	113,110	200,266	207,586

Cost of products sold (excluding depreciation and amortization)	78,241	72,312	145,198	136,377
Freight and other distribution costs	18,581	17,120	32,527	30,049
Depreciation and amortization	3,634	3,553	7,243	7,087
General and administration	3,489	4,990	7,717	9,684
Other (income) expense (note 6)	(592)	1,155	2,039	(882)

Operating earnings	1,527	13,980	5,542	25,271

Foreign exchange gain (loss) on borrowings	3,696	8,085	(18,669)	(714)

Finance expenses (note 7)	(5,490)	(5,345)	(11,638)	(11,030)

Net (loss) income before income taxes	(267)	16,720	(24,765)	13,527

Income taxes (recovery) expense	(164)	2,157	(663)	3,571

Net (loss) income and comprehensive (loss) income	(103)	14,563	(24,102)	9,956

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the six months ended June 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	2015	2014
	$	$
Cash (used in) provided by

Operating activities
Net (loss) income for the period	(24,102)	9,956
Adjustments for
Finance expenses	11,638	11,030
Depreciation and amortization	7,243	7,087
Deferred income tax (recovery) expense	(674)	3,571
Unrealized exchange loss on borrowings	18,669	714
Unrealized gain on derivative contracts	(1,075)	(175)
Reforestation expense	4,045	3,436
Loss on disposal of property, plant and equipment	3	44
Other	(321)	(92)
Reforestation expenditures	(2,607)	(2,201)

	12,819	33,370
Net change in non-cash working capital items (note 10)	(14,551)	(39,205)

	(1,732)	(39,205)

Investing activities
Additions to property, plant and equipment (note 10)	(22,048)	(2,608)
Proceeds on disposal or property, plant and equipment	36	4
(Increase) decrease in other assets	(31)	28

	(22,043)	(2,576)

Financing activities
Increase in borrowings	6,689	-
Repayment of borrowings	(759)	(681)
Finance expenses paid	(12,595)	(11,070)
Dividends paid	(750)	(750)

	(7,415)	(12,501)

Decrease in cash and cash equivalents	(31,190)	(54,282)

Cash and cash equivalents – beginning of year	47,425	47,219

Cash and cash equivalents – end of period	16,235	(7,063)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

(amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on August 4, 2015.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the six months ended June 30, 2015, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Inventories

	June 30,	December 31,
	2015	2014
	$	$

Logs	32,072	29,475
Pulp	15,030	23,046
Lumber	22,498	22,052
Operating and maintenance supplies	13,914	14,643

	83,514	89,216

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

4	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018, against which $nil was drawn at June 30, 2015 (December 31, 2014 – $nil), and $3.9 million was committed to standby letters of credit (December 31, 2014 – $3.8 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00%. The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

5	Financial liabilities – borrowings

	June 30,	December 31,
	2015	2014
	$	$

Unsecured senior notes – US$210 million	262,290	243,621
Less: Financing expenses	(2,862)	(3,111)
Power purchase rights loan #1	8,948	9,518
Power purchase rights loan #2	1,592	1,781
Bioenergy Effluent Project loan	18,641	11,952

	288,609	263,761
Less: Current portion	1,449	1,362

	287,160	262,399

6	Other income (expense)

	Three months ended		Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Gain (loss) on disposal of property, plant and equipment	-	4	(3)	(44)
Foreign exchange (loss) gain	(596)	(2,048)	2,096	(43)
Unrealized gain (loss) on derivative contracts	2,952	(361)	1,075	175
Realized (loss) gain on derivative contracts	(1,764)	1,250	(5,207)	794

	592	(1,155)	(2,039)	882

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

7	Finance expenses

	Three months ended		Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Interest expense on borrowings	6,191	5,319	12,820	11,007
Less: Interest capitalized on qualifying assets	877	98	1,528	196

Net interest expense on borrowings	5,314	5,221	11,292	10,811
Other interest and bank charges	203	157	450	340
Interest income	(27)	(33)	(104)	(121)

	5,490	5,345	11,638	11,030

8	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

					June 30, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	294	15,941	-	16,235	16,235
Accounts receivable Trade and other	-	36,168	-	36,168	36,168
Other assets	-	354	-	354	354

	294	52,463	-	52,757	52,757

Financial liabilities
Accounts payable Trade and other	1,050	-	35,284	36,334	36,334
Borrowings	-	-	288,609	288,609	262,897

	1,050	-	323,893	324,943	299,231

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

				December 31, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	47,425	-	47,425	47,425
Accounts receivable Trade and other	-	40,617	-	40,617	40,617
Other assets	-	323	-	323	323

	-	88,365	-	88,365	88,365

Financial liabilities
Accounts payable Trade and other	1,831	-	52,373	54,204	54,204
Borrowings	-	-	263,761	263,761	274,786

	1,831	-	316,134	317,965	328,990

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings at June 30, 2015, was estimated to be US$203.9 million (December 31, 2014 – US$216.6 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at June 30, 2015, was estimated to be $10.5 million, based on a market interest rate assumption of 10.93%.

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other (income) expense at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other (income) expense.

At June 30, 2015, the Company had $5.6 million in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.2 million. All the outstanding derivative contracts had terms of less than one year. At December 31, 2014, the Company had $nil in U.S.-dollar-denominated forward lumber commodity contracts outstanding.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$5.6 million would result in a financial impact of $0.2 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At June 30, 2015, the Company had US$20.0 million (June 30, 2014 – US$6.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1973/US$ 1.00 (June 30, 2014 – C$1.1122/US$ 1.00). The Company had US$16.0 million (June 30, 2014 – $nil) in outstanding collar options contracts with a call option range of C$1.2210 – C$1.2300 per US$1.00 and put option range of C$1.2210 – C$1.2575 per US$1.00, and with expiration dates ranging from July 16, 2015 to December 17, 2015. The Company recorded the amount of unrealized gain on these currency contracts for the six months ended June 30, 2015 of $0.8 million (June 30, 2014 –$0.3 million gain) in other (income) expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

9	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures BCTMP for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended			Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers	50,215	53,658	101,542	103,643

Cost of products sold	(40,070)	(37,706)	(78,750)	(74,596)
Freight and other distribution costs	(5,988)	(4,343)	(10,163)	(7,585)
Depreciation and amortization	(1,741)	(1,710)	(3,465)	(3,414)
Other income (expense)	460	(66)	(363)	1,252

Operating earnings	2,876	9,833	8,801	19,300

Pulp

	Three months ended			Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers	54,571	59,360	98,532	103,753

Cost of products sold	(38,151)	(34,597)	(66,418)	(61,764)
Freight and other distribution costs	(12,593)	(12,777)	(22,364)	(22,464)
Depreciation and amortization	(1,851)	(1,804)	(3,691)	(3,597)
Other income (expense)	122	(1,089)	(1,686)	(370)

Operating earnings	2,098	9,093	4,373	15,558

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

Corporate and other

	Three months ended		Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from related parties	94	92	192	190

Cost of products sold	(20)	(9)	(30)	(17)
General and administration	(3,489)	(4,990)	(7,717)	(9,684)
Depreciation and amortization	(42)	(39)	(87)	(76)
Other income	10	-	10	-

Operating loss	(3,447)	(4,946)	(7,632)	(9,587)

Total

	Three months ended		Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers and related parties	104,880	113,110	200,266	207,586

Cost of products sold and general and administration	(81,730)	(77,302)	(152,915)	(146,061)
Freight and other distribution costs	(18,581)	(17,120)	(32,527)	(30,049)
Depreciation and amortization	(3,634)	(3,553)	(7,243)	(7,087)
Other income (expense)	592	(1,155)	(2,039)	882

Operating earnings	1,527	13,980	5,542	25,271

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $2.7 million for the six months ended June 30, 2015, and $1.3 for the three months ended June 30, 2015 (2014 - $3.3 million and $1.7 million, respectively).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

Expenditures on property, plant and equipment and intangibles

		Six months ended
		June 30,
	2015	2014
	$	$

Lumber	1,735	2,812
Pulp	26,773	178
Corporate and other	306	246

	28,814	3,236

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

Identifiable assets

	June 30,	December 31,
	2015	2014
	$	$

Lumber	213,636	208,461
Pulp	169,521	159,618
Corporate and other	20,405	52,033

	403,562	420,112

10	Supplementary cash-flow information

Net change in non-cash working capital items

		Six months ended
		June 30,
	2015	2014
	$	$

Accounts and other receivables	5,524	(12,261)
Inventories	6,611	(8,533)
Prepaid expenses	(3,257)	(2,071)
Accounts payable and accrued liabilities	(23,429)	(16,340)

	(14,551)	(39,205)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

Additions to property, plant and equipment

		Six months ended
		June 30,
	2015	2014
	$	$

Additions to property, plant and equipment and intangible assets	(28,814)	(3,236)
Changes in working capital for investing activities	5,238	432
Interest capitalized on qualifying assets	1,528	196

	(22,048)	(2,608)

11	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Six months ended June 30,
	2015	2014
	$	$

Administration fees	192	190

Included in accounts receivable relating to these transactions	30	30

Fees are established at the cost to the Company plus a 5% markup.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the six months ended June 30, 2015
(Unaudited)

The Company incurred costs charged by Industries as follows:

	Six months ended June 30,
	2015	2014
	$	$
Chemical purchases	411	544

Other services	1,194	1,568

Accounts payable to Industries	192	205

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.